ATTORNEYS AT LAW Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Main 650 843-5000 Fax 650 849-7400 www.cooley.com JOHN T. McKENNA (650) 843-5059 mckennajt@cooley.com	Broomfield, CO 720 566-4000 Reston, VA 703 456-8000 San Diego, CA 858 550-6000 San Francisco, CA 415 693-2000

August 5, 2005

Russell Mancuso, Esq.

Timothy Buchmiller, Esq.

Julie Sherman

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Hoku Scientific, Inc.
Registration Statement on Form S-1
Registration File No. 333-124423

Ladies and Gentlemen:

On behalf of Hoku Scientific, Inc., we hereby confirm to the staff of the Securities and Exchange Commission that the number of shares to be sold pursuant to the above referenced Registration Statement on Form S-1 is 3,500,000 shares plus 525,000 shares to cover over-allotments, if any, and the price per share is $6.00, both as reflected on the cover page of the prospectus included in Amendment No. 8 to such Registration Statement. Hoku Scientific, Inc. will undertake to deregister the excess shares of common stock registered as set forth in the fee table on Amendment No. 7 to the Registration Statement filed with the Securities and Exchange Commission on August 3, 2005.

Please do not hesitate to call me at (650) 843-5059, or Timothy Moore at (650) 843-5690, if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/    JOHN T. MCKENNA

John T. McKenna

cc:	Dustin M. Shindo, Hoku Scientific, Inc.
Scott B. Paul, Esq., Hoku Scientific, Inc.
Timothy J. Moore, Esq., Cooley Godward LLP
Cheryl M. Perino, Piper Jaffray & Co.
Laird H. Simons, Esq., Fenwick & West LLP
Patrick J. Ford, KPMG LLP